February 26, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Ms. Pearlyne Paulemon
Ms. Pam Howell

Re:	AC Partners, Inc. Offering Statement on Form 1-A
Response to Comments
Original Submission, Comments Dated February 13, 2024
File No. 024-12395

Dear Ladies and Gentlemen:

AC Partners, Inc. (AC Partners) is submitting this correspondence in response to your comments on its Original Submission to the Form 1-A Offering Statement. The comment letter presented eight (8) comments. AC Partners has addressed each comment within the offering and separate external correspondence, agreements and information supporting the statements which are included as notes to the offering.

Comment 1: “We note your disclosure that after the initial closing of this offering, we expect to hold closings on at least a monthly basis. Please clarify when the initial closing of this offering will occur.”

Response: The Offering Document has been amended to stste that the initial closing will occur within 30 days of the effective date with subsequent closing to be held on the first business day of each subsequent month.

Comment 2: “We note that clause 6 of your subscription agreement contains an exclusive forum and a jury trial waiver provision. Please revise the risk factor disclosure on page 6 to clearly disclose:

•	the exclusive forum provision, including the relevant forum for litigation;
•	any risks or impacts upon investors of the exclusive forum provision, including but not limited to increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable;
•	enforceability under federal and state law;
•	whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;
•	to the extent the provisions apply to federal securities law claims, revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company s compliance with the federal securities laws and the rules and regulations thereunder; and
•	whether purchasers of interests in a secondary transaction would be subject to these provisions.”

Response: AC Partners has clarified the Risk Factors to highlight the provisions of the subscription agreement.

Comment 3: “Revise to clarify whether any shareholders are offering any shares they hold. We note your disclosure on page10 states "no shareholders are currently planning to sell securities into the offering. Owners may sell up to 15% of the overall amount raised."

Response: AC Partners has clarified the statement to state that no current shareholder intends to sell any shares but they do reserve the rights available under the rules of Regulation A.

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Comment 4: “Please disclose whether the proceeds will be used to compensate or otherwise make payments to officers or directors of the company or any of its subsidiaries. Please also clarify the term “Management Team Build-Up" here and throughout the offering circular. Refer to Instruction 2 to Item 6 of Form 1-A."

Response: AC Partners has added statements clarifying the use of funds to hire additional management and compensate the Officers and Directors.

Comment 5: “Please revise to provide management’s discussion and analysis of financial condition and results of operations for the appropriate required financial statement periods and the material year-over-year changes in your consolidated balance sheet accounts for the periods presented as required by Item 9 of Part II of Form 1-A."

Response: AC Partners has added management’s discussion and analysis.

Comment 6: “Please revise this section to specifically disclose management’s business experience over that past five years and include dates of employment. Please also disclose any family relationships between the officers and directors. See Item 10(b) and (c) of Part II of Form 1-A."

Response: AC Partners has added information on the management’s business experience over the past five years.

Comment 7: “Please clearly disclose the specific conflicts of interest of the officers and directors. We note the general risk factor disclosure on page 7."

Response: AC Partners has added a discussion of specific conflicts of interests (none) as well as family relationships.

Comment 8: “Please include the signature of your principal executive officer and principal accounting officer. See Instructions to Signatures of Form 1-A."

Response: AC Partners has added the signature lines.

Further notes and clarifications:

1.	AC Partners is filing for registration of a Blue Sky Offering in Florida and Georgia. AC Partners will not request for qualification of its offering until at least one of the Blue Sky Offerings are effective.
2.	AC Partners will request a no objections letter concerning the compensation arrangements prior to qualification.
3.	AC Partners acknowledges that the Company and its management are responsible for the actions and adequacy of their disclosures.

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters. We respectfully request an expedited review of this comment.

Sincerely, /s/ Donald Keer

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